FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release issued by Nordic American Tanker Shipping Limited on June 22, 2007 announcing that it has rescheduled its annual shareholders' meeting.

                                                                    Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT)
Announces Rescheduled Shareholders’ Meeting

Hamilton, Bermuda, June 22, 2007.

Nordic American Tanker Shipping Limited (NYSE:NAT) today announced that it has changed the timing for its annual meeting for shareholders, formerly scheduled for June 20, 2007, to July 31, 2007, at 10:00 AM, New York City Time at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York.

The timing of the meeting was changed due to technical problems with the distribution of the Company’s proxy materials for the previously scheduled annual meeting. These problems were out of the Company’s control.  Updated proxy materials will be distributed to shareholders for the rescheduled meeting.

Nordic American Tanker Shipping Limited owns 12 Suezmax oil tankers.  The Company’s common shares trade on the New York Stock Exchange under the ticker symbol “NAT”.

* * * * *

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Herbjørn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

Gary Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: June 25, 2007	By: /s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0001 786580